Jurisdiction of
Name of Subsidiary	Incorporation	Ownership

Micromet Holdings, Inc.	Delaware	100% owned by Micromet, Inc.

Micromet AG	Germany	100% owned by Micromet Holdings, Inc.

Cell-Matrix, Inc.	Nevada	100% owned by Micromet, Inc.